T. Rhys James Direct Dial: 804.823.4041 Direct Fax: 804.823.4099 rjames@kv-legal.com

July 30, 2019

VIA EDGAR AND FEDEX OVERNIGHT

Stacie Gorman
Division of Corporation Finance
Office of Real Estate and Commodities
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Red Oak Capital Fund III, LLC (F/K/A Red Oak Capital Fixed Income III, LLC)
Offering Statement on Form 1-A
Filed June 25, 2019
File No. 024-11026

Dear Ms. Gorman:

This letter is submitted on behalf of Red Oak Capital Fund III, LLC, a Delaware limited liability company (f/k/a Red Oak Capital Fixed Income III, LLC) (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated July 22, 2019 with respect to the Issuer’s Offering Statement on Form 1-A (File No. 024-11026) filed with the Commission on June 25, 2019 (the “Offering Statement”). This letter is being submitted contemporaneously with the filing of the first amendment of the Offering Statement (the “First Amendment”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in the first amendment to the Offering Statement.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Issuer.

For the Staff’s ease of review, we have also provided two clean copies of the First Amendment to the Offering Statement, along with two redlines marked against the Offering Statement. All page references within the Issuer’s responses are to pages of the clean copy of the First Amendment to the Offering Statement.

Cover Page

1.
We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with disclosure with respect to the availability of that exemption.

Issuer’s Response: The Issuer acknowledges the Staff’s comment.

2.
Please be advised that you are responsible for analyzing the applicability of the Investment Advisers Act of 1940 to your external manager.

Issuer’s Response: The Issuer acknowledges the Staff’s comment.

3.
We note you were formed in June 2019 to originate senior loans collateralized by commercial real estate but have not yet commenced operations and have no assets. Please tell us your basis for including 'fixed income' in your name and how you considered whether it was appropriate in light of your lack of operations and assets.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s name change from “Red Oak Capital Fixed Income III, LLC” to “Red Oak Capital Fund III, LLC” in the First Amendment, which name change was made pursuant to the Certificate of Amendment filed by the Issuer with the Secretary of State of the State of Delaware on July 29, 2019.

Risk Factors
The Bonds do not eliminate our company's or its subsidiaries' ability to incur additional debt...,

4.
We note your disclosure in this risk factor that the indenture will limit your ability to incur debt to 25% of the outstanding principal or any loans or other assets. However, in the following risk factor, you state that the indenture will not restrict you from incurring debt in excess of 25% of any loans or other assets. Please revise your disclosure, as appropriate, to reconcile this discrepancy.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised risk factors on page 8 of the First Amendment, which disclose that the indenture will limit but not eliminate the Company’s ability to incur debt in excess of 25% of any loans or other assets.

Use of Proceeds, page 25

5.
We note that your calculation of net proceeds for the maximum offering amount of Series A and Series B Bonds does not reflect the deduction of selling commissions. Please clarify and/or revise your use of proceeds table accordingly.

Issuer’s Response: In response to the Staff’s comment, please see the revised Use of Proceeds table on page 25 of the First Amendment, which reflects the deduction of selling commissions in the calculation of net proceeds for the maximum offering amount of Series A Bonds and Series B Bonds.

Security Ownership of Certain Beneficial Owners and Management, page 52

6.
We note your disclosure regarding management owning "Class A." Please clarify the nature of the interests held by management. Additionally, as applicable, please file your amended articles of incorporation that provides for the issuance of these shares to management.

Issuer’s Response: In response to the Staff’s comment, please see the revised table on page 52 of the First Amendment, which reflects the management team owning all of the Issuer’s “LLC Interests.” The Issuer does not have any additional classes of ownership interests.

Compensation of our Manager and its Affiliates, page 56

7.
We note your disclosure on page 13 that you will pay a disposition fee. Please revise your disclosure in this section to include all fees, including the disposition fee.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure in the First Amendment with respect to the Issuer’s compensation to the Manager, which no longer includes payment of a disposition fee to the Manager.

Notes to Financial Statements
Note 7. Commitments and Contingencies, page F-9

8.
We note your disclosure that your managing manager has incurred and will continue to incur organizational and offering costs which are reimbursable from the Company. To the extent material, please revise your filing to disclose the total amount of organization and offering costs the managing member has incurred on your behalf to date.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised financial statements, which reflect the organizational and offering expenses that have been incurred by the Member to date.

The Issuer respectfully believes that the information contained herein is responsive to the Comments. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours,

/s/ T. Rhys James
T. Rhys James, Esq.

cc:
Chip Cummings (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail)

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